Moody National REIT II, Inc. S-4/A

Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Moody National REIT I, Inc.

We consent to the use of our report dated March 23, 2017, in this registration statement on Form S-4 of Moody National REIT II, Inc., as amended, with respect to the consolidated balance sheets of Moody National REIT I, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, equity, and cash flows for the years then ended, and the related financial statement schedule III – real estate assets and accumulated depreciation, included herein, and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus, as amended.

Our report dated March 23, 2017 refers to a change in the method of accounting for debt issuance costs.

/s/ Frazier & Deeter, LLC

Atlanta, Georgia

April 4, 2017